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                                                              Exhibit (a)(1)(iv)


E-mail

To:   Leap Employees
From: Leonard Stephens

Dear Leap Employees:

      Pursuant to Harvey White's announcement earlier today, below are links to our option exchange and supplemental grant program site that contain details of the program. These are the same documents that are included in the personal packages that are being distributed beginning today to all employees who have options that are eligible for exchange. Eligible options are options with exercise prices of $35.00 or more granted under the 1998 Stock Option Plan or the Cricket Communications, Inc. 1999 Stock Option Plan that are held by Leap employees (other than senior vice presidents and higher ranking officers (including executive officers)). If you have eligible options and received a package of materials regarding the option exchange, please read the information provided and, as advised in the announcement, carefully consider your decision. If you wish to participate in this program, your election form must be received by Stock Administration no later than 9:00 p.m. PST on Tuesday, December 18, 2001.

      To answer any questions you have, round table discussions will be held periodically with myself, Jim Hoffmann and Laura Borda. If you have further questions after reading the Offer to Exchange and the Form of Election Concerning Exchange of Stock Options, you are invited to send your questions to our internal e-mail address: optionexchange@leapwireless.com, and a response will be delivered back to you.

The intranet website for the information on this offer is:

http:/intranet/optionquestions//

Additionally, each of you are encouraged to view Harvey White's webcast which will be available later today at the web site set forth above.